Exhibit 99.1

Memorandum to Associates

From: David Feinberg

To: DG_All_Cerner_Associates

Subject: Exciting news

Associates,

Today is an exciting day for Cerner. This morning, we announced that we reached an agreement for Oracle to acquire Cerner. We have been sitting down with Oracle leaders over the past few weeks to talk about coming together. With our expertise and mission to build tools to help caregivers and improve the health of patients, and Oracle’s technology, infrastructure and resources – together, we can accelerate our work and make a bigger impact.

Oracle is an incredibly impressive organization that has developed world-class infrastructure technologies with a global reach. They are a company that wants to get serious about health. We are a health IT company that wants to use new technologies to advance our purpose.

More importantly, Oracle believes in Cerner, what we’ve achieved so far, and with this investment, they want to help us grow. After closing, Cerner will be a dedicated Industry Business Unit within Oracle. Oracle’s leadership has said they want to invest in our people, and they want to invest in our business. I’m incredibly optimistic about what this means for Cerner and our mission, our associates, our caregivers and our communities.

I know you have lots of questions – so please join me for a Town Hall at 11 a.m. CT today. I will share more information along with Oracle CEO Safra Catz, and my team and I will take your questions. (We will host a second meeting this evening at 9 p.m. CT for associates who can’t attend due to time zone differences).

Ahead of our discussion, you can find more information in the press release and FAQ. As we move forward in the days and weeks ahead, we will publish information to this SharePoint site. While we prepare for this exciting transition, it’s important that we continue to execute on our current business plans – caregivers and patients are relying on us.

I know this is a lot to process, especially right before the holidays. This has come together quickly – within weeks – and while I would have liked to share more earlier, as a public company, we weren’t able to share anything until the merger agreement was finalized.

This is a big moment in Cerner’s history, and I’m convinced that this next chapter with Oracle will help us fulfill our purpose and truly realize the promise of technology to improve care for all. I hope each of you feels proud about what you have built and the huge opportunity that is ahead of us.

David

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Cerner, including statements that involve risks and uncertainties concerning Oracle’s proposed acquisition of Cerner, anticipated customer benefits and general business outlook. When used in this document, the words “can”, “will”, “expect”, “opportunity”, “promises”, “goal” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of Oracle or Cerner, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, the possibilities that the transaction will not close or that the closing may be delayed, that the anticipated synergies may not be achieved after closing, and that the combined operations may not be successfully integrated in a timely manner, if at all; general economic conditions in regions in which either company does business; the impact of the COVID-19 pandemic on how Oracle, Cerner and their respective customers are operating their businesses and the duration and extent to which the pandemic will impact Oracle’s or Cerner’s future results of operations; and the possibility that Oracle or Cerner may be adversely affected by other economic, business, and/or competitive factors. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Cerner.

In addition, please refer to the documents that Oracle and Cerner, respectively, file with the U.S. Securities and Exchange Commission (the “SEC”) on Forms 10-K, 10-Q and 8-K. These filings identify and address other important factors that could cause Oracle’s and Cerner’s respective operational and other results to differ materially from those contained in the forward-looking statements set forth in this document. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except as required by law, neither Oracle nor Cerner is under any duty to update any of the information in this document.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, Oracle will commence a tender offer for the outstanding shares of Cerner. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cerner, nor is it a substitute for the tender offer materials that Oracle and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Oracle and its acquisition subsidiary will file tender offer materials on Schedule TO, and Cerner will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Cerner common stock are urged to read these documents carefully when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Cerner common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Cerner at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Oracle and Cerner file annual, quarterly and special reports and other information with the SEC, which are available at the website maintained by the SEC at http://www.sec.gov.

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